RECEIVED
2006 DEC 12 A 9:48
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO.
82-3911

06019100

VAL-121-06
December 01, 2006

Mr. Michael Hyatte
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

Re.: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

SUPPL

Dear Mr. Hyatte,

Please find enclosed the following documents:

1. Monthly information as of October 31, 2006 relating ADRs holders' share on the Capital Stock.

   Date: filed with CONASEV on November 2, 2006.

   Required by: CONASEV

2. Notice to shareholders relating to dividend of US$ 0.14 per share of common stock and US$ 0.014 per investment share, declared by the October 25, 2006 Board of Directors' Meeting.

   Date: published in "El Peruano" (Official Bulletin), "El Comercio" and "Expreso" on November 14, 2006.

   Required by: CONASEV

PROCESSED
DEC 15 2006
THOMSON FINANCIAL

Very truly yours,

Irma Mavila
Head of the Securities Department

12/12

c.c.: The Bank of New York

FILE: SEC

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

(FREE TRANSLATION)

FILE N°
82-3911

VAL-103-06

November 2, 2006

Messrs.
COMISION NACIONAL SUPERVISORA DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

As defined under Article 3° of Resolucion CONASEV N° 630-97-EF/94.10, we inform you that none of our ADR holders has 1% share or more on the capital stock of the Company as of October 31, 2006.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRAADRS2

Cementos Lima S.A.

FILE N°
82-3911

(FREE TRANSLATION)

"EL PERUANO" Tuesday, November 14, 2006

"EL COMERCIO" Tuesday, November 14, 2006

"EXPRESO" Tuesday, November 14, 2006

CEMENTOS LIMA S.A.

PAYMENT OF DIVIDENDS

The common and investment shareholders are hereby advised that the Board of Directors, held on October 25, 2006, declared a dividend of US$ 0.14 per share of Common Stock and US$ 0.014 per Investment Share.

This dividend will be paid beginning Tuesday 28th of November, 2006 at the Securities Department's offices located in Av. Carlos Villarán 508, Suite 301, Urb. Santa Catalina, La Victoria, Lima, from 9:00 a.m. to 1:00 p.m. It is necessary to bring title(s) and identification.

For all those shareholders belonging to the Book Entry System, the dividend will be paid through CAVALI.

November 14, 2006

THE MANAGEMENT

FILE: TRAPAGO

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293